SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*



                                Styleclick, Inc.
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                                (Name of Issuer)


                              Class A Common Stock
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                         (Title of Class of Securities)


                                   86422L 10 2
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                                 (CUSIP Number)


                               Maurizio Vecchione
                              c/o Styleclick, Inc.
                            3861 Sepulveda Boulevard
                          Culver City, California 90230
                                 (310) 751-2100
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)


                                  July 27, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86422L 10 2                  13D                               2 of 6

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(1)  NAME OF REPORTING PERSON

     Maurizio Vecchione
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See instructions)                                          (a) [_]

                                                                 (b) [_]
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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS
     (See instructions)

     Not applicable
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(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
     TO ITEMS 2(d) or 2(e)

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Italy
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                              (7)       SOLE VOTING POWER
NUMBER OF                               None
SHARES
BENEFICIALLY                  (8)       SHARED VOTING POWER
OWNED BY EACH                           658,846 (1) (See Item 5 herein)
REPORTING
PERSON WITH                   (9)       SOLE DISPOSITICE POWER
                                        None

                              (10)      SHARED DISPOSITIVE POWER
                                        658,846 (1) (See Item 5 herein)
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     658,846
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(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [_]
     (See Instructions)

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.1% (2)

     (1) Includes 417,619 shares held jointly by Maurizio Vecchione and Andrea Vecchione, as to which shares they share voting and investment power, 237,227 shares which may be purchased by Maurizio Vecchione pursuant to currently exercisable options and 4,000 shares which may be purchased by Andrea Vecchione pursuant to currently exercisable stock options.

     (2) Based on 7,912,568 shares of Class A Common Stock outstanding on July 27, 2000 (and 241,227 shares which may be purchased by Maurizio Vecchione or Andrea Vecchione pursuant to currently exercisable stock options).

CUSIP No. 86422L 10 2                  13D                               3 of 6

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(1)  NAME OF REPORTING PERSON

     Andrea Vecchione
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See instructions)                                          (a) [_]

                                                                 (b) [_]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     (See instructions)

     Not applicable
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                              (7)       SOLE VOTING POWER
NUMBER OF                               None
SHARES
BENEFICIALLY                  (8)       SHARED VOTING POWER
OWNED BY EACH                           658,846 (1) (See Item 5 herein)
REPORTING
PERSON WITH                   (9)       SOLE DISPOSITICE POWER
                                        None

                              (10)      SHARED DISPOSITIVE POWER
                                        658,846 (1) (See Item 5 herein)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     658,846
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [_]
     (See Instructions)

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.1% (2)

     (1) Includes 417,619 shares held jointly by Maurizio Vecchione and Andrea Vecchione, as to which shares they share voting and investment power, 237,227 shares which may be purchased by Maurizio Vecchione pursuant to currently exercisable options and 4,000 shares which may be purchased by Andrea Vecchione pursuant to currently exercisable stock options.

     (2) Based on 7,912,568 shares of Class A Common Stock outstanding on July 27, 2000 (and 241,227 shares which may be purchased by Maurizio Vecchione or Andrea Vecchione pursuant to currently exercisable stock options).

CUSIP No. 86422L 10 2                  13D                               4 of 6

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $0.01 per share (the "New Styleclick Class A Common Stock"), of Styleclick, Inc., a Delaware corporation ("New Styleclick"). The address of the principal executive office of New Styleclick is 3861 Sepulveda Blvd., Culver City, CA 90230.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed jointly by Maurizio Vecchione and Andrea Vecchione.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of New Styleclick Class A Common Stock beneficially held by Maurizio Vecchione and Andrea Vecchione were received pursuant to the Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 23, 2000, among USANi Sub LLC, a Delaware limited liability company, Styleclick.com Inc., a California corporation ("Old Styleclick"), and Internet Shopping Network LLC, a Delaware limited liability company ("ISN"). Pursuant to the Merger Agreement, (i) each of Old Styleclick and ISN merged with separate wholly-owned subsidiaries of New Styleclick (the "Mergers"), (ii) each issued and outstanding share of Old Styleclick common stock, no par value per share ("Old Styleclick Common Stock"), other than Old Styleclick Common Stock owned or held by Old Styleclick, was exchanged for one share of New Styleclick Class A Common Stock and (iii) each issued and outstanding options to purchase shares of Old Styleclick Common Stock was converted into an equal number of options to purchase New Styleclick Class A Common Stock for the same per share exercise price applicable to the original option to purchase Old Styleclick Common Stock. The Mergers became effective on July 27, 2000.

ITEM 4.  PURPOSE OF TRANSACTION

         The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.

         Except as set forth herein, neither Maurizio Vecchione nor Andrea Vecchione, has any plan or proposal which relates to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

         Each of Maurizio Vecchione and Andrea Vecchione currently holds his/her interest in New Styleclick as a strategic investment. However, they may be deemed to indirectly participate in the business and oversight of New Styleclick through Maurizio Vecchione's employment as Chief Executive Officer of New Styleclick and his representation on the New Styleclick Board of Directors. However, as an officer and director of New Styleclick, Mr. Vecchione, like other New Styleclick directors, participate on the New Styleclick Board in the exercise of his fiduciary obligations to New Styleclick stockholders. In such capacity, Mr. Vecchione actively and regularly participates, and expects to continue to so participate, in formulating New Styleclick business strategies which may include matters identified in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

         Maurizio Vecchione and Andrea Vecchione may from time to time acquire additional New Styleclick Common Stock in the market or otherwise, depending upon market, economic, business and other conditions and factors. In reaching any conclusion as to its future course of action, such parties will take into consideration various factors, such as New Styleclick's business and prospects, other developments concerning New Styleclick, other business opportunities available to such party and general economic and stock market conditions, including, without limitation, the market price of the New Styleclick Class A Common Stock. Each of Maurizio Vecchione and Andrea Vecchione reserves the right, based on all relevant factors and subject to applicable law, to (i) acquire additional shares of New Styleclick Class A Common Stock in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or a portion of its holdings of New Styleclick Common Stock; (iii) continue to hold all or a part of such shares and exercise voting control over New Styleclick; (iv) take other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D; or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. 86422L 10 2                  13D                               5 of 6

ITEM 5.  INTEREST IN SECURITIES OF STYLECLICK.

         The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

         Maurizio Vecchione and Andrea Vecchione, beneficially holds 658,846 shares of New Styleclick Class A Common Stock, representing 8.1% of the outstanding New Styleclick Class A Common Stock (assuming full exercise of the options and warrants held by Maurizio Vecchione and Andrea Vecchione). Although the options and warrants held by Maurizio Vecchione and Andrea Vecchione are currently exercisable, neither Maurizio Vecchione nor Andrea Vecchione currently has any right to vote (or direct the vote of) or dispose (or direct the disposition of) any shares of New Styleclick Class A Common Stock that may be issued upon exercise of such options or warrants until such options or warrants are exercised.

         Other than as set forth in this Schedule 13D, there have been no transactions in the shares of New Styleclick Common Stock effected during the past 60 days by Maurizio Vecchione or Andrea Vecchione.

         No other person is known by Maurizio Vecchione or Andrea Vecchione to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of New Styleclick Common Stock held by Maurizio Vecchione or Andrea Vecchione or obtainable by Maurizio Vecchione or Andrea Vecchione upon exercise of any options or warrants held by such party.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF STYLECLICK.

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

         Maurizio Vecchione has entered into a Stockholders Agreement, dated as of July 27, 2000, with USA Networks, Inc., USANi Sub LLC and certain other stockholders of New Styleclick, pursuant to which each of the parties agree to vote the shares of New Styleclick Common Stock held by such party for certain nominees to the New Styleclick Board of Directors and agree to certain transfer restrictions on the shares of New Styleclick Common Stock held by such party. Neither Maurizio Vecchione nor Andrea Vecchione have the right to vote or dispose of such shares and, accordingly, disclaim any beneficial ownership of such shares.

         To the best of Maurizio Vecchione and Andrea Vecchione's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Styleclick.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Description

1. Stockholders Agreement, dated as of July 27, 2000, among USA Networks, Inc., USANi Sub LLC and the other stockholders named therein.

SIGNATURE

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CUSIP No. 86422L 10 2                  13D                               6 of 6

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             MAURIZIO VECCHIONE


                                             /s/ M. Vecchione
                                             ----------------------------------


                                             ANDREA VECCHIONE

                                             /s/ Andrea Vecchione
                                             ----------------------------------